Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2025 and 2024 and the related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenue for the years ended December 31, 2025 and 2024:

Details	2025	2024
Revenue	100%	100%
Cost of revenue	76.8	76.4
Gross profit	23.2	23.6
Research and development	5.5	5.5
Marketing, general and administrative	5.3	5.2
Restructuring income, net	--	(0.4)
Operating profit	12.4	13.3
Financing income, net	3.6	3.5
Other expense, net	(0.7)	(1.7)
Profit before income tax	15.3	15.1
Income tax expense, net	(1.3)	(0.7)
Net profit	14.0	14.4
Net loss attributable to non-controlling interest	0.1	0.1
Net profit attributable to the company	14.1%	14.5%

The following table sets forth certain statement of operations data for the years ended December 31, 2025 and 2024 (dollars in thousands):

Details	2025	2024
Revenue	$1,566,104	$1,436,122
Cost of revenue	1,202,250	1,096,680
Gross profit	363,854	339,442
Research and development	86,496	79,434
Marketing, general and administrative	83,186	74,964
Restructuring income, net	--	(6,270)
Operating profit	194,172	191,314
Financing income, net	56,738	50,834
Other expense, net	(10,527)	(24,721)
Profit before income tax	240,383	217,427
Income tax expense, net	(21,569)	(10,205)
Net profit	218,814	207,222
Net loss attributable to non-controlling interest	1,656	642
Net profit attributable to the company	$220,470	$207,864

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended December 31, 2025 compared to Year ended December 31, 2024
Revenues

Revenue for the year ended December 31, 2025 amounted to $1,566.1 million, as compared to $1,436.1 million for the year ended December 31, 2024, reflecting a $130.0 million or 9% year over year revenue increase. The increase is mostly due to higher wafers shipments, including revenue and shipments from the 300mm facility in Agrate, Italy, which commenced volume production and operations in the fourth quarter of 2024, and therefore its revenue was included in our statement of operations for the entire 2025 calendar year, as compared to only a limited portion of 2024.

Cost of Revenue

Cost of revenue for the year ended December 31, 2025 amounted to $1,202.3 million as compared to $1,096.7 million for the year ended December 31, 2024. The $105.6 million increase in cost of revenue is mainly due to higher depreciation and other manufacturing costs associated with the increased number of wafers shipped in the year ended December 31, 2025, including higher depreciation and other manufacturing costs associated with the 300mm facility in Agrate, Italy, which commenced volume production and operations in the fourth quarter of 2024, and therefore its cost was included in our statement of operations for the entire 2025 calendar year, as compared to only a limited portion of 2024.

Gross Profit

Gross profit for the year ended December 31, 2025 amounted to $363.9 million as compared to $339.4 million for the year ended December 31, 2024. The $24.5 million increase in gross profit resulted from the $130.0 million or 9.6% increase in revenue, net of the $105.6 million increase in cost of revenue, as described above.

Research and Development

Research and development expenses for the year ended December 31, 2025, amounted to $86.5 million, reflecting 5.5% of revenue, as compared to $79.4 million for the year ended December 31, 2024, also reflecting 5.5% of revenue.

Marketing, General and Administrative

Marketing, general and administrative expenses for the year ended December 31, 2025 amounted to $83.2 million, reflecting 5.3% of revenue, as compared to $75.0 million for the year ended December 31, 2024, reflecting a similar percentage of 5.2% of revenue.

Restructuring Income, net

Restructuring income, net, for the year ended December 31, 2024 amounted to $6.3 million, resulting from the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 12B(ii) to our financial statements for the year ended December 31, 2025.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Operating Profit

Operating profit for the year ended December 31, 2025 amounted to $194.2 million as compared to $191.3 million for the year ended December 31, 2024. The $2.9 million increase in operating profit resulted mainly from the $24.5 million increase in gross profit, as described above, offset by $7.1 million increase in research and development expenses, the $8.2 million increase in marketing, general and administrative expenses in the year ended December 31, 2025 and the $6.3 million restructuring income in 2024, as described above.

Financing Income, net

Financing income, net, for the year ended December 31, 2025 amounted to $56.7 million as compared to $50.8 million for the year ended December 31, 2024. The $5.9 million increase in financing income, net, is mainly due to hedging transaction gains recorded in the year ended December 31, 2025.

Other Expense, net

Other expense, net, for the year ended December 31, 2025 amounted to $10.5 million as compared to other expense, net, of $24.7 million for the year ended December 31, 2024. Other expense, net included mainly non-recurring, non-operational items.

Income Tax Expense, net

Income tax expense, net, for the year ended December 31, 2025 amounted to $21.6 million as compared to $10.2 million for the year ended December 31, 2024.  The $21.6 million tax expense for the year ended December 31, 2025 reflects 9% of the income before tax, mostly due to the 7.5% preferred income tax rate applied on the Israeli operations eligible income, with other jurisdictions subject to higher tax rate, see also note 17 to the financial statements.

Net Profit

Net profit for the year ended December 31, 2025 amounted to $218.8 million as compared to $207.2 million for the year ended December 31, 2024. The $11.6 million increase in net profit is mainly due to the increase in operating profit and financing income, net, and the decrease in other expense, net, as described above, offset by the increase in income tax expense, net, described above.

Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest for the year ended December 31, 2025 amounted to $1.7 million as compared to net loss attributable to non-controlling interest of $0.6 million for the year ended December 31, 2024. The $1.1 million increase resulted from the increase of $2.2 million in the Company’s 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd.’s (“TPSCo”) net loss.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Profit Attributable to the Company

Net profit attributable to the Company for the year ended December 31, 2025 amounted to $220.5 million as compared to $207.9 million for the year ended December 31, 2024. The $12.6 million increase in net profit attributable to the Company is mainly due to the increase in net profit of $11.6 million as described above, and the increase in net loss attributable to non-controlling interest of $1.1 million, as described above.

Impact of Currency Fluctuations

The Company currently operates in four different regions: the United States, Japan, Israel and Italy. The functional currency of the Company’s entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of the Company’s operations in Japan is the Japanese Yen (“JPY”). The Company’s expenses and costs are denominated mainly in USD, JPY, New Israeli Shekels (“NIS”) and Euro, revenue is denominated mainly in USD and JPY, and the cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenue is denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2025, the USD appreciated against the JPY by 0.01%, as compared to 10.7% appreciation during the year ended December 31, 2024. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment as part of Other Comprehensive Income on the balance sheet.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. During the year ended December 31, 2025, the USD depreciated against the NIS by 12.5%, as compared to 0.6% appreciation during the year ended December 31, 2024.

The fluctuation of the USD against the NIS may affect the Company’s results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase cost, in USD terms, of the Israeli facility such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The USD cost of the Company’s operations in Italy is influenced by changes in the USD-to-Euro exchange rate, with respect to expenses and costs that are denominated in Euro, however the amount of cost denominated in Euro is immaterial, and therefore the Company exposure to Euro fluctuations is limited. During the year ended December 31, 2025, the USD appreciated against the Euro by 12.8%, as compared to 5.9% depreciation during the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, the Company had an aggregate amount of $235.4 million in cash and cash equivalents, as compared to $271.9 million as of December 31, 2024. The main cash items during the year ended December 31, 2025 were as follows: $395.5 million net cash provided by operating activities; $444.4 million invested in property and equipment, net; $38.5 million received from sales of short-term deposits, net; and $33.4 million net cash used in financing activities.

Short-term and long-term debt presented in the balance sheet as of December 31, 2025 amounted to $28.1 million and $133.4 million, respectively, and included loans, operating leases and capital leases.